Exhibit 17.1

RESIGNATION

I, Sara Preston, the Secretary, Treasurer and a director of Jayhawk Energy, Inc., a Colorado corporation, (“Company”) hereby tender and submit my resignation as the Secretary, Treasurer and a director of the Company, such resignation to be effective upon this 9th day of July 2007.

_/s/_Sara Preston         _____________________
Sara Preston